02045339

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JULY, 20 02

SPIRENT plc
(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-____________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUKE THOMAS
(Registrant)

Date 02 JULY 2002 By Luke Thomas
(Signature) *

AVS Number: 706039

SPIRENT
Inspired innovation

London Stock Exchange
Company Announcements Office
Old Broad Street
LONDON
EC2N 1HP

2 July 2002

Dear Sir / Madam

SPIRENT plc – Stock Exchange Ticker Symbol SPT
Notification of Interests in Directors and Connected Persons –
NICHOLAS KELVIN BROOKES and MY ENGU CHUNG

On 21 October 1996 Mr Brookes was granted 15,886 options over Ordinary shares of 3 1/3 pence each at the option price of 108.56 pence under the Company's Save As You Earn Share Option Scheme (the "Scheme"). The options granted were exercisable in the six-month period up to 30 June 2002, however, Mr Brookes has decided to allow the options to lapse. Mr Brookes therefore no longer has an interest in the 15,886 options under the Scheme. The total number of outstanding options over Spirent Ordinary shares of 3 1/3p each held by Mr Brookes is now 1,910,135.

Also, on 1 July 2002 the Company was advised that Mr Chung had been allocated 58 Spirent American Depositary Receipts ("ADRs", one ADR is equal to four Ordinary shares) following the re-investment in shares of the Company's final dividend for 2001 to the participants in the Company's U.S. Employee Stock Purchase Plan. The market value at the time of the purchase was $6.1076 per ADR. Mr Chung's total holding of Spirent ADRs now stands at 2,086.

Yours faithfully

Luke Thomas
Deputy Company Secretary

Spirent plc, Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, United Kingdom
Tel +44 (0)1293 767676 Fax +44 (0)1293 767677 www.spirent.com